UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2026

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Publicly-Held Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors' Meeting

held on May 08, 2026

DATE, TIME AND PLACE: On 05.08.2026, at 5 p.m., by videoconference, the Board of Directors of Banco Santander (Brasil) S.A. ("Company" or "Santander") have met, with the attendance of all its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chair of the Board. Bruno Carneiro, Secretary of the Board.

AGENDA: following up on the communication of the succession plan of Mr. Mario Roberto Opice Leão, current Chief Executive Officer of the Company, carried out by means of a Material Fact disclosed to the market on March 19, 2026, to resolve on the election of Mr. Gilson Finkelzstain to the position of Chief Executive Officer of the Company.

RESOLUTIONS: After the necessary clarifications, the members of the Board of Directors, unanimously, approved the election, for a complementary term of office, entering in force until the investiture of the elected people at the first Board of Directors’ Meeting being held after the 2027 Ordinary Shareholders’ Meeting, the following person, as a Chief Executive Officer, of Mr. Gilson Finkelzstain, Brazilian, married, engineer, bearer of identity card RG No. 7.055.797-0, registered with the CPF/MF under No. 012.032.457-18, with office at Avenida Presidente Juscelino Kubitschek, 2041 – CJ 281, Bloco A, Cond. W Torre JK, Vila Nova Conceição, CEP 04543-011, São Paulo/SP.

It remains recorded in the minute that:

(i) the election approved above was recommended by the Company´s Nomination and Governance Committee;

(ii) that the elected member declare that he is not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.970/2021, presenting the respective representations and authorizations required by the mentioned Resolution; and

(iii) that the investiture of the elected member will be conditioned cumulatively to the verification of the following events: (a) authorization of his election by the Central Bank of Brazil; (b) termination of its relationship with B3 S.A. – Brasil, Bolsa, Balcão; and (c) effective step down of the Company's current Chief Executive Officer, Mr. Mario Roberto Opice Leão, according to the succession schedule disclosed to the market through the Material Fact on March 19, 2026.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas - Chair of the Board. Bruno Carneiro - Secretary of the Board. Board Members: Ms. Deborah Stern Vieitas – President; Mr. Javier Maldonado Trinchant – Vice-President; and Messrs. Antonio Carlos Quintella; Cristiana Almeida Pipponzi, Cristina San Jose Brosa, Deborah Patricia Wright, Ede Ilson Viani, Mario Roberto Opice Leão, Nitin Prabhu, Pedro Augusto de Melo and Vanessa de Souza Lobato Barbosa. São Paulo, May 8, 2026.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Bruno Carneiro

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 8, 2026

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Carlos Ignacio Muñiz Gonzalez Blanch
Carlos Ignacio Muñiz Gonzalez Blanch Vice - President Executive Officer